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FORM 12b-25	SEC FILE NUMBER 001-41390
CUSIP NUMBER
NOTIFICATION OF LATE FILING	68840D102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OSR HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

10900 NE 4th Street, Suite 2300

Address of Principal Executive Office (Street and Number)

Bellevue, WA 98004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

OSR Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company has experienced a delay in completing the necessary disclosures and finalizing its financial statements with its independent registered public accounting firm in connection with its Form 10-Q. The Company anticipates that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kuk Hyoun Hwang	(425)	635-7700
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a significant change in results of operations for the three months ended March 31, 2025, compared to the corresponding period in the prior fiscal year. This change is primarily attributable to the completion of the Business Combination on February 14, 2025, pursuant to which OSR Holdings, Inc., formerly a special purpose acquisition company (SPAC), acquired OSR Co., Ltd. For accounting purposes, OSR Co., Ltd. is deemed the accounting acquirer, as determined in accordance with ASC 805-10.

As a result, the financial statements for the current period reflect the consolidated operations of OSR Co., Ltd. and its subsidiaries. For comparability purposes, the financial results for the three months ended March 31, 2024 will be restated on the same basis to reflect the operations of OSR Co., Ltd. as the accounting acquirer. These figures differ from the historical financial statements previously filed by the SPAC, and should not be directly compared to those prior filings.

The Company expects to report a consolidated net loss of approximately $11.4 million (KRW 16.5 billion) for the quarter ended March 31, 2025, compared to a restated net loss of approximately $3.1 million (KRW 4.5 billion) for the same period in 2024.[1] The increase in net loss is primarily due to a significant rise in other expenses, including one-time charges related to the Business Combination.

The amounts reported above for the quarter ended March 31, 2025 are still under review by the Company’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-Q to be filed by the Company.

[1]	The financial results of the Company’s Korean subsidiary operations are measured in Korean Won (KRW), the functional currency of those operations.

The Company believes that the exchange rate applied provides a reasonable approximation of the effects of currency translation on its interim results.

OSR HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2025	By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang Chief Executive Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).